Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Cohu, Inc. for the registration of common stock, preferred stock, debt securities, warrants, and units, and to the incorporation by reference therein of our reports dated February 17, 2026, with respect to the consolidated financial statements of Cohu, Inc. and the effectiveness of internal control over financial reporting of Cohu, Inc., included in its Annual Report (Form 10-K) for the year ended December 27, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

February 17, 2026